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May 13, 2016

VIA EDGAR CORRESPONDENCE

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:      China Yida Holding, Co.

            Amendment No. 1 to Schedule 13E-3, filed May 13, 2016

            File No. 005-80095

            Amendment No. 1 to Schedule 14A, filed May 13, 2016

            File No. 001-34567

Dear Mr. Panos,

On behalf of China Yida Holding, Co. (the “Company”) and, with respect to the Schedule 13E-3, the other filing persons, set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated May 9, 2016 with respect to the above referenced Schedule 13E-3 filed on April 15, 2016 (the “Schedule 13E-3”) and Preliminary Schedule 14A filed on April 15, 2016 (the “Preliminary Proxy Statement”).

For your convenience, enclosed are copies of the revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), each of which has been marked to show changes against the respective initial filing, that are being filed with the Commission today.

For your convenience, we have restated your comments below, followed in each case by our responses. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in the Revised Preliminary Proxy Statement.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

May 13, 2016

Schedule 13E-3

Introduction, page 1

1. As the term “Rule 13e-3 transaction” is defined in Rule 13e-3(a)(3), please correct the typographical error that exists in the opening of the first sentence.

Response: In response to the Staff’s comment, the Company has revised the first sentence of the Introduction section of the Amended Schedule 13E-3.

Selected Financial Information, Item 13 of Schedule 13E-3 and page 64 of proxy statement

2. Under Instruction 1 to Item 13 of Schedule 13E-3, a summary of such financial information must be provided in accordance with Item 1010(c) of Regulation M-A. As the summary disclosure appears incomplete, please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. For example, the ratio of earnings to fixed charges must be calculated and disclosed even if not ordinarily prepared. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the context of a tender offer nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Response: In response to the Staff’s comment, the Company has revised the Selected Financial Information, beginning on page 64 of the Revised Preliminary Proxy Statement, to include all of the summary financial information required by Item 1010(c) of Regulation M-A.

Exhibit (c)-(2)

3. We noticed the disclosure that indicated that. “[t]his presentation has been provided to the Board of Directors by Roth and may not be used or relied upon by any other person for any purpose with the written consent of Roth.” Other language emphasizing the confidentiality of Roth’s information and the restrictions on its use also exist. Please disclose in the disclosure statement to be mailed to shareholders, if true, that Roth has consented to the use of its materials by filing persons for purposes of public disclosure in the Schedule 13E-3 and related proxy statement. Alternatively, please provide the disclosures recommended by the Division of Corporation Finance as being necessary to clarify security holders’ right to rely on such materials when making investment and voting decisions with respect to the proposed transaction: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

Response: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 70 of the Revised Preliminary Proxy Statement to disclose that ROTH has consented to the use of its materials by the filing persons for purposes of public disclosure in the Amended Schedule 13E-3 and by the Company for purposes of public disclosure in the Revised Preliminary Proxy Statement.

May 13, 2016

4. The disclosure under Item 9 of Schedule 13E-3 regarding the availability of Roth’s materials indicates that such materials will be available for inspection and copying at the principal executive office of the issuer or an affiliate during regular business hours. This disclosure, however, does not appear to have been included in the document that will be distributed to shareholders as required by Rule 13e-3(e)(1)(ii). The disclosures made regarding the availability of information that appears on page 70 of the Schedule 14A beneath the heading “Where You Can Find More Information” are insufficient to satisfy the disclosure obligations that arise under Item 9. Please revise or advise. Refer to Item 1015(c) of Regulation M-A and Rule 13e-3(f)(1).

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding availability of information beginning on page 70 of the Revised Preliminary Proxy Statement.

Schedule 14A

Cover Letter to Shareholders

5. Please revise the proxy statement to include the disclosure required by Rule 14a-6(e)(1). The cover letter to shareholders, while filed under cover of Schedule 14A, is outside the scope of the information required to be provided in the proxy statement as defined in Rule 14a-1(g). Refer to Rules 14a-3(a) and Rule 14a-101.

Response: In response to the Staff’s comment, the Company has revised the proxy statement to include the disclosure required by Rule 14a-6(e)(1) within the body of the Revised Preliminary Proxy Statement.

6. Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, a statement suggesting the proxy statement will be affirmatively mailed to shareholders appears in the cover letter to shareholders as distinguished from the preliminary proxy statement itself. Please revise or advise.

Response: In response to the Staff’s comment, the Company has included disclosure regarding the date of mailing of the proxy statement to shareholders in the first question, entitled “Why am I receiving this proxy statement?”, in the section “Questions and Answers About the Special Meeting and the Merger,” beginning on page 10 of the Revised Preliminary Proxy Statement.

May 13, 2016

7. As the term “unaffiliated shareholder” is defined in Rule 13e-3(a)(4), please revise the definition provided in the fourth paragraph so that it is consistent with preexisting definition. For example, please amend the definition offered in the cover letter so that definitively excludes all affiliates.

Response: In response to the Staff’s comment, the Company has revised the definition of “unaffiliated shareholders” in the Cover Letter to Shareholders and in the Summary Term Sheet in the Revised Preliminary Proxy Statement to exclude all affiliates of the Company.

Recommendation of Our Board of Directors [ ] and [ ] Reasons for the Merger, page 21

8. Item 1014(a) of Regulation M-A, by its terms, applies to the subject company, as defined in Item 1000(f) of Regulation M-A. Accordingly, the issuer of the class of securities subject to the Rule 13e-3 transaction, China Yida Holding, is the person legally obligated to make a fairness determination. Revise to include the issuer’s fairness determination or, in the alternative, please amend to indicate the Board is making the fairness determination of behalf of China Yida while affirming that the Board is so authorized to opine on the issuer’s behalf.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Revised Preliminary Proxy Statement to indicate that the Company’s board of directors is making the fairness determination on behalf of the Company and, in accordance with the Company’s Articles of Incorporation and Bylaws, is authorized to do so.

Position of the Board of Directors as to Fairness…, page 26

9. Notwithstanding the extensive analysis offered in support of the fairness determination, please revise to disclose the extent to which each of the factors enumerated in Instruction 2 to Item 1014 of Regulation M-A supported the fairness determination. In addition, please identify any of the reasons these factors may have been dismissed in reaching the fairness determination. For example, please explicitly address the extent to which the Board considered going concern value in the context of reaching its fairness determination. To the extent that going concern value was dismissed, please revise to state the reason(s) for its dismissal. If the Board relied upon an analysis undertaken by the Special Committee or the financial advisor, the Board must expressly adopt the analysis. Refer to Item 1014(b) of Regulation M-A and corresponding Q&A Number 20 in Exchange Act Release 17719 (April 13, 1981).

Response: In response to the Staff’s comment, the Company has revised the disclosure, beginning on page 26 of the Revised Preliminary Proxy Statement, to include the extent to which each of the factors enumerated in Instruction 2 to Item 1014 of Regulation M-A supported the Board’s fairness determination. The Company has also revised the disclosure in the same section to clarify that the Board expressly adopted the analyses of the Special Committee and the analysis and opinion of ROTH in reaching its fairness determination on behalf of the Company.

May 13, 2016

10. Advise us, with a view toward revised disclosure, why the fairness determination made on the apparent behalf of the issuer is consistent with the guidance given in Q&A Number 19 in Exchange Act Release 17719 (April 13, 1981).

Response: The guidance given in Q&A Number 19 in Exchange Act Release 17719 (April 13, 1981) provides that the disclosure provided in response to Item 8 of Schedule 13E-3 and Items 1014(a)-(b) of Regulation M-A should include consideration of the fairness of the transaction to all unaffiliated shareholders and, if the transaction may have a different impact on different groups of unaffiliated shareholders, that the disclosure should address the fairness of those different outcomes individually. The Company respectfully advises the Staff that it believes there are only two constituencies experiencing different outcomes as a result of the proposed Merger – the Principal Shareholders, who will be the only shareholders of the surviving company, and the Unaffiliated Shareholders, whose shares of Company Common Stock will be converted into the right to receive the Merger Consideration. As a result of the proposed Merger, all Unaffiliated Shareholders will be treated similarly and, therefore, the Company believes that the fairness determination made by the board of directors on behalf of the Company is applicable to all unaffiliated shareholders, as required by Items 1014(a)-(b) of Regulation M-A.

11. Item 8 of Schedule 13E-3 and corresponding Items 1014(c)-(e) require affirmative statements regarding the procedural protections, or absence thereof, associated with the proposed Rule 13e-3 transaction given the “whether or not” legal standard included within these regulatory provisions. Negative responses to these items must be expressly disclosed. Refer to Instruction E of Schedule 13E-3, or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Revised Preliminary Proxy Statement, and advises the Staff that express disclosures corresponding to Items 1014(c)-(e) of Regulation M-A are included in the discussion of factors the Special Committee considered, which analysis was adopted by the Board, beginning on page 21.

May 13, 2016

Opinion of the Special Committee's Financial Advisor, page 27

12. Quantify each of the fixed fees to be paid Roth. See Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Revised Preliminary Proxy Statement to disclose each of the fixed fees to be paid to ROTH.

Effect of the Merger on the Company, page 39

13. We noticed the disclosure in the first bullet point on page 27 regarding the estimated costs of regulatory compliance. Please disclose under this heading or elsewhere that any shareholders and/or affiliates continuing to have an interest in the surviving company will indirectly realize all of the benefit of the cost savings resulting from China Yida Holding no longer having to comply with the U.S. federal securities laws. Please revise to indicate that such savings will be realized on an annual, recurring basis and quantify such savings to the extent practicable. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Preliminary Proxy Statement to quantify past costs of compliance with the U.S. federal securities laws, and to disclose that any cost savings realized from no longer having to comply with such laws will be solely realized by the surviving company and, indirectly as shareholders of the surviving company, the Principal Shareholders.

14. We noticed the operating losses sustained by the issuer in each of the last two fiscal years. Please specify the constituency which is expected to become the beneficiary of China Yida Holding’s net operating loss carryforwards, if any. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Revised Preliminary Proxy Statement to disclose that, upon completion of the Merger, any net operating loss carryforwards will be net operating loss carryforwards of the surviving company, and only the surviving company and, indirectly as shareholders of the surviving company, the Principal Shareholders will realize any potential benefits of the use of any such carryforwards in future periods.

May 13, 2016

Representations and Warranties, page 49

15. We noticed the disclaimer that the representations and warranties “do not purport to be accurate as of the date of this proxy statement…” Please advise us, with a view toward revised disclosure, why this disclosure is not inconsistent with Exchange Act Release 51283 (March 1, 2005).

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Revised Preliminary Proxy Statement to remove the disclaimer with respect to the representations and warranties.

Annex D, page D-1

16. The form of proxy does not appear to have been filed. Rule 14a-6(a) of Regulation 14A requires that the form of proxy, as distinguished from just the heading, be on file for ten calendar days. To the extent the form of proxy has not yet been filed, please ensure that the form of proxy is clearly marked as preliminary as appears to have already been attempted.

Response: The Company advises the Staff that the form of proxy is included as Annex D to the Revised Preliminary Proxy Statement and has been identified as preliminary.

In addition, the Company and each filing person with respect to the above-referenced filings acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Schedule 14A;

●	the Company and the other filing persons are responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

May 13, 2016

If you have any questions concerning this letter, please call the undersigned at +86 21 2322 9328.

Very truly yours,

/s/ Joseph W.K. Chan

Joseph W.K. Chan
Sidley Austin LLP

cc:	David Sass
Steve Schuster
McLaughlin & Stern, LLP